Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                   Name and Address of Company (Reporting Issuer):

YM BioSciences Inc. (the “Company”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, ON  L4W 4Y4

ITEM 2                   Date of Material Change:

June 19, 2008

ITEM 3                   News Release:

A press release was issued June 19, 2008 via Canada NewsWire.

ITEM 4                   Summary of Material Change:

The Company announced on June 19, 2008 that the Clinical Hold imposed by the US Food and Drug Administration (FDA) on the development of the Company’s product AeroLEF® has been lifted. The Company also announced the engagement of Dr. Ali Raza as President of the AeroLEF® Division of the Company.

ITEM 5                   Full Description of Material Change:

The Company announced on June 19, 2008 that the Clinical Hold imposed by the FDA on the development of the Company’s product AeroLEF® has been lifted. The lifting of this Hold permits the Company to resume expansion into the United States of the Phase II clinical development of AeroLEF®.

AeroLEF® is being developed as a novel and effective approach to the management of acute pain by delivering a proprietary formulation of inhaled, nebulized, free-and-liposome-encapsulated fentanyl. The free fentanyl results in rapid onset of analgesia while the liposome-encapsulated fentanyl produces an extended duration of pain relief.  The FDA cleared a Phase II protocol in June 2007 to proceed with AeroLEF®’s first trial in the US, however, immediately prior to the End-of-Phase II meeting scheduled and held in January 2008, the FDA imposed a Clinical Hold, now lifted.

The Company also announced the engagement of Dr. Ali Raza as President of the AeroLEF® Division of the Company to lead the product’s further development.

ITEM 6                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7                   Omitted Information:

No information has been omitted from this material change report.

ITEM 8                   Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Mr. David G.P. Allan
Chief Executive Officer
YM BioSciences Inc.
(T) (905) 629-9761
(F) (905) 629-4959

ITEM 9                   Date of Report:

June 19, 2008

“David G.P. Allan”
David G.P. Allan
Chief Executive Officer